April 2, 2008


VIA EDGAR
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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Brad Skinner, Esq.
         Mail Stop 7010

         Re:     Legend International Holdings, Inc.
                 Registration Statement on Form S-1/A
                 Filed February 14, 2008
                 File No. 333-145082

Ladies and Gentlemen:

On behalf of Legend International Holdings, Inc., a Delaware corporation ("Legend" or the "Company"), we have set forth below the Company's proposed responses to the Staff's comment letter dated March 6, 2008 with respect to the Company's Registration Statement on Form S-1/A (the "Form S-1/A").

Form S-1/A filed February 14, 2008
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General
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         1.      Please update your S-1/A to include updated financial
         statements meeting the requirements of Rule 8-08 of Regulation S-X.

         We have updated the Form S-1/A to include updated financial statements as requested.


Description of Business, page 26
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Exploration History and Forward Work Program, page 32
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         2.      You have disclosed such terms as "measured," "indicated,"
         and/or "inferred" resources or deposits, "mineral resource," "drill indicated," and/or "geological resources" in reference to quantity estimates. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. However, you may disclose quantity estimates for "non-reserve mineralized material," or a "mineral deposit" to refer to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. In this instance you would need to disclose that such a deposit would not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude, both legal and economic feasibility. Mineralized material should only be reported as an in place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or tonnage of salable commodity or product.

         We have amended the narrative to disclose the information as requested.

The Company has attached to this response a revised version of the Description of Business section that it proposes to include in the amended Form S-1/A 2.

On behalf of the Company we hereby acknowledge the following:

    o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

    o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 011-61-3-8532-2866.

Yours faithfully

/s/ Peter Lee
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PETER LEE
CFO & Secretary